Mail Stop 0407

September 10, 2004

Timothy Yager
President and Chief Executive Officer
iPCS, Inc.
1901 North Roselle Road
Schaumburg, Illinois  60195

	RE:  	iPCS, Inc.
Registration Statement on Form S-1
Filed August 5, 2004
File No. 333-1117944

Registration Statement on Form S-4
Filed August 5, 2004
File No. 333-1117942

Dear Mr. Yager:

We have limited our review of the above-referenced documents to a review of only your Form S-1 and have the following comments. Note that we are reviewing your Form S-4 only to the extent that our comments on your Form S-1 apply to the disclosure in your Form S-4.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

As we have conducted only a limited review of your Form S-4, we urge all persons who are by statute responsible for the adequacy and accuracy of the registration statement to be certain that all information required pursuant to the Securities Act of 1933, as amended, has been included.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have not filed periodic reports for the periods ending September 30, 2002 to the present. Tell us supplementally the basis for not filing these periodic reports.

We note that, on July 20, 2004, you filed a Form 15 indicating that you were relying on Rule 15d-6 to terminate your reporting obligations under Section 15(d) of the Exchange Act. Please advise us as to whether you had less than three hundred record holders at the beginning of the fiscal year in which you filed the Form 15 and on what basis you believe your obligation to file was suspended under
Section 15(d) at the beginning of each of the other fiscal years for which you did not file periodic or current reports. We may have further comment.

2. Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. In order to expedite this process, you may submit your artwork to us supplementally. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance`s "Current Issues and Rulemaking Projects Outline."

Cover Page

3. Please delete the third sentence of the first paragraph and the entire second paragraph. In this case, this information is either duplicative, not required by Item 501 of Regulation S-K or not so highly material to an investment decision as to merit inclusion on the cover page.

Forward-Looking Statements

4. Please move this section to the back of the prospectus. Your prospectus summary should immediately follow your cover page and table of contents.

Market and Other Data

5. If you wish to retain it, this section is more appropriate for the body of the prospectus.

Whenever you cite the various statistics and data throughout the document, please disclose the source and date of the information. Also, tell us whether all of these sources are publicly available. If a statistic or other data was prepared especially for you, file a consent for that industry source.

Prospectus Summary, page 1

6. Please delete the fourth introductory paragraph on page 1, as it does not serve as an introduction to your summary.

7. Please delete the fifth introductory paragraph on page 1. Once you make your disclosure clear from the context, you will not need to define terms such as "we," "our," "us" and "Reorganization."

8. Please move the last two introductory paragraphs on page 1 to the end of the summary.

9. Revise your disclosure throughout to remove unnecessary capitalized terms, acronyms and defined terms. For example, on pages 1, 25 and 88, you define and capitalize the terms "plan of reorganization," "reorganization confirmation date" and "unsecured creditors committee." Once you explain what your chapter 11 plan of reorganization is, mention the material parties to the reorganization and indicate when the plan was confirmed, you will not need to use the capitalized terms going forward. In addition, instead of defining basic trading areas as BTAs, refer to them as basic trading areas. Also, avoid defined terms like "POPs" and "covered POPs." This will make the disclosure easier to understand. These are only examples.

10. Expand your description of "personal communications services" in terms that are easy for investors to understand what products and services you offer.

11. This section and the business section make use of technical and industry terms, some of which are not explained. This makes the section difficult to understand. Technical terms, such as code division multiple access, 2G, wireless local loop and LECs, should be explained further. These are only examples. Please revise throughout to explain your product and service offerings and your industry using simple, everyday language so that ordinary investors also have a clear understanding of what you do and the products and services that you sell.

12. Please revise to decrease the length of your nine-page summary.
It should discuss only the key aspects of the offering and your operations. Much of the discussion you currently include does not appear so highly material to merit inclusion in the summary and is repetitive of the business section. For example, consider reducing the information in the business strategy and competitive strengths discussions to include just the sub-captions since the information is set forth in the business section. In addition, please reduce the details regarding the amendments to the Sprint affiliation agreements.

13. Please revise your summary to briefly address the following:

* Your recent emergence from bankruptcy, including the most significant changes brought about by your reorganization and what prompted your reorganization.

* Your substantial dependence on Sprint PCS for operations and revenues.

14. Please provide a more balanced discussion of your business in the summary. In this respect, please briefly disclose:

* Your net losses for the last two fiscal years and periods in 2004.

* Your declines in net subscriber growth and increases in churn rate and costs in getting new subscribers.

15. In various places in your document, you refer to Sprint PCS`s "national" network or "nationwide" service. For example, see pages 2, 3, 13 and 17. It is our understanding that the Sprint PCS service is available only in select cities nationwide. Elsewhere, users must pay additional roaming fees to access wireless phone service. Please eliminate the terms "national" or "nationwide," or revise your disclosure to clarify the actual limited scope of Sprint PCS service.

Recent Developments, page 4

	Changes to our affiliation agreements with Sprint PCS

16. We note that the amendments combined the services that you are required to purchase from Sprint PCS into two groups: CCPU service and CPGA service. Since the CCPU and CPGA terms are non-GAAP measures, revise the document to disclose that CCPU service and CPGA service are terms taken out from the agreement and do not have any relationship with the CCPU and CPGA terms disclosed on pages 8 and 52-53 under non-GAAP financial measures.


Summary Historical Financial Information, page 7

17. We refer to your presentation of CCPU on pages 8 and 52-53. It appears that your measure is an operating performance measure since it is a "measure of the average monthly cash costs to operate the business on a per user basis..." Note that Item 10 of Regulation S-K prohibits adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when
(1) the nature of the charge or gain is such that it is reasonably likely to recur within two years, or (2) there was a similar charge or gain within the prior two years. In this regard, we would object to the elimination of recurring depreciation and amortization, non-cash compensation expense and gain(loss) on disposal of property and equipment from a measure measuring profitability. Refer to Question 8 of our Frequently Asked Questions document on non-GAAP measures which is available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm and revise to delete this measure.

Risk Factors, page 10

	General

18. Please avoid the generic conclusions in your risk factors that a risk could have an adverse effect on you. This does not represent meaningful disclosure. Instead, please replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc. Similarly, we note the repeated use of the phrase "we cannot assure you." Please avoid using this phrase or similar phrases. Instead, provide specific language that describes the actual risk to investors.

19. Some of your risk factors are generic in that they could apply to any company in your industry. We cite as examples the following:

* "Unauthorized use of, or interference with, the Sprint PCS network in our territory could disrupt our service and increase our costs,"
* "The technology that we use may become obsolete, which would limit our ability to compete effectively within the wireless telecommunications industry,"
* "The loss of the officers and skilled employees upon whom we depend to operate our business could adversely affect our results of operations,"
* "Regulation by government agencies and taxing authorities may increase our costs of providing service or require us to change our services,"
* "Concerns over health risks and safety posed by the use of wireless handsets may reduce consumer demand for our services" and
* "Our business is subject to seasonality."

Please revise to clearly explain how these specific risks apply to your company.

We recently emerged from bankruptcy. . ., page 10

20. Please delete the last sentence in the caption. State why a common stockholder could lose all or part of its investment if you are unable to pay amounts due under the senior notes.

It is our strategy to accelerate our subscriber growth . . ., page 11

21. Most of your discussion recounts how you have closed stores and cancelled distribution agreements. Add disclosure to support the risk outlined in the caption or revise the caption.

Potential mergers and acquisitions or territory expansions may . . ., page 11

22. Please expand to discuss the ability to obtain financing and integrate new operations in light of your recent emergence from chapter 11 and significant debt.

If we receive lower revenues . . ., page 12

23. Disclose the possible effects of the ratio of inbound to outbound roaming declines over time.

	Certain provisions of our affiliation agreements with Sprint PCS.
.. ., page 15

24. Clarify here and on page 79 of the business section, if true, that you are required to obtain Sprint PCS`s consent before you enter into any transaction pursuant to which iPCS is no longer the ultimate parent of iPCS Wireless, and prior to entering into any assignment of your affiliation agreements with Sprint PCS.

25. Explain briefly here the term "entire business value."

We rely on Sprint PCS for a substantial amount of our financial . . ., page 17

26. Please also address the potential disclosure controls and procedures problems that may result due to your billing records and other record-keeping arrangements with Sprint PCS.


We may have difficulty in obtaining an adequate supply . . ., page 18

27. Please expand your disclosure to include the likelihood of the risk. Have you had difficulty in the past obtaining an adequate supply of handsets from Sprint PCS?

The Reorganization, page 23

28. Please expand your disclosure of the events leading up to your chapter 11 filing, in particular describing briefly the actions of Sprint PCS that you believe led to a decline in your liquidity and why those actions led to a decline in your liquidity.

29. State how many of the nine million shares are being held in reserve for disputed claims, according to the terms of the plan of reorganization, and the dollar value of disputed claims.

30. Expand your disclosure of any arrangement with your new shareholders or creditors that requires particular directors be appointed to your board.

Capitalization, page 27

31. We note the following references to the independent appraisals:

* On page 27, your reference to the valuation specialist to determine your reorganization value.
* On page F-31, use of the valuation specialist to provide purchase price allocations for the February 28, 2001 asset acquisition.

While you are not required to make references to these independent appraisals, when you do, you should also disclose the name of the expert and include the consents of the expert(s) if the references are made or incorporated by reference in a 1933 Act filing. Your disclosures should explain the method and assumptions used to determine the valuation. Please revise to comply and supplementally tell us the name of the expert.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 31

	IPCS, Inc. History, page 31

32. Briefly describe the various material measures that you undertook to reorganize your business operations as part of the reorganization. Briefly disclose how the reorganization changed your operations and financial condition.

	Consolidated Results of Operations, page 38

33. Throughout this section, you frequently attribute a material change to two or more events or factors that you describe without quantification. See for example your reasons for the changes in net loss on page 41. In discussing the material changes, please quantify the amount of change attributed to each factor. Further, provide disclosure that will provide insight into the underlying business developments or conditions that resulted in the changes. For example, discuss whether any of these factors represent part of a trend that will continue to affect your operations going forward. Further, stating that other line items increased or expenses decreased "primarily due to . . ." does not provide your investors with sufficient understanding of the factors that caused this decrease. Revise your disclosure as appropriate.

Reconciliation of Non-GAAP Financial Measures, page 51

34. Expand on the substantive reasons why management believes that presentation of the non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations. In addition, please discuss how management uses each of the financial measures to evaluate operating performance and/or liquidity. Please avoid generic conclusions, like using the measures to compare your results to other companies.

Unaudited Pro Forma Condensed Consolidated Financial Information, page
55

35. Tell us why you believe that it is appropriate to apply fresh start accounting as of July 1, 2004 rather than as of July 9, 2004, the confirmation date. Refer to paragraph 35 of SOP 90-7.

36. Revise the notes to the pro forma financial information to disclose the following:

* the method, factors and assumptions used to determine the preliminary reorganization or equity value of $95.0 million;
* segregate the reorganization value into major categories;
* the total amount of debt forgiveness.

37. Revise to delete the pro forma non-GAAP measures presented on page 59 and elsewhere.

38. Revise the pro forma to include a pro forma adjustment for the contractually modified fee that resulted from the new employment agreement with Mr. Yager and the management service agreement in place before the effective date of the plan of reorganization.

39. Revise to disclose pro forma earnings per share for all periods presented.

Business, page 65

	Our Relationship with Sprint, page 65

40.	Describe in more concrete terms what your "build-out" entails.

Markets, page 66

41. Add a column to the table on page 67 showing actual subscribers to minimize confusion that all of the covered population subscribes to you.

Products and Services, page 68

42.	Explain what makes a product "third generation."

	Competition, page 73

43.	Please revise to briefly include a concrete and quantitative discussion of your relative market share in the markets in which you operate.

Management, page 89

Compensation of Directors, page 92

44. You indicate on page 92 that your outside director received
"meeting fees." State the amount of meeting fees your outside director received and indicate whether they were based on meetings attended, or some other basis (naming that basis).

Principal and Selling Stockholders, page 97

45. We note that you are registering up to 5,007,237 shares of your common stock for resale by selling stockholders. However, your table on page 97 does not list selling stockholders for all 5,007,237 shares. Disclose the percentage of shareholders not identified and indicate that you will update the table by post-effective amendment to identify those holders.

Related Party Transactions, page 98

	General

46. Describe the Yager management and consulting arrangements.  See
Item 404(a) of Regulation S-K.

	Notes Registration Rights Agreement, page 99

47. State the principal amount of the 11 1/2% senior notes due 2012 that you sold.

Certain United States Federal Income Tax Considerations, page 106

48. Revise your heading to delete the term "certain" and to make clear that you describe all material tax consequences.

Plan of Distribution, page 109

49. Tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. We may have further comment.

Change in Independent Registered Public Accounting Firm, page 111

50. We note that you have changed accountants twice during the last two fiscal years. Revise to provide all the disclosures required by the Item 304 of Regulation S-K for each change of accountants.

51. It appears that you hired D&T in December 2003 while you continue to have KPMG as your auditor. Advise or revise.

52. File the letter from D&T regarding the change in November 2001 and the letter from KPMG regarding the change in February 2004 as required by Item 304 of Regulation S-K.

Financial Statements

	(2) Summary of Significant Accounting Policies, page F-10

	(a) Revenue Recognition

53. Refer to the bottom part of the first paragraph in this note. Clarify for us what are the circumstances when you defer and amortize fee revenue and costs generated by subscribers outside your retail stores. Tell us why you concluded that EITF 00-21 does not apply.

54. Refer to the second paragraph of this note. Tell us whether the activation fee revenue recognized belongs to transactions under EITF 00-21 or under SAB 101 or both.

55. Refer to the third paragraph of this note. We note your disclosures about how you account for subsidies reimbursed to Sprint. Tell us how you considered EITF 01-9 in your conclusions.

	(11) Long Term Debt and Capital Lease Obligations, page F-23

	(26) Subsequent Events, page F-48

56. Tell us how you established the fair value of common shares issued to T. Yager in connection with the confirmation of the plan of reorganization. Also, tell us, and refer to relevant accounting literature, how you will account for those shares.

57. On page F-50, you refer to the issuance of 250,000 stock and stock unit awards and 467,500 options with a grant price of $10.27 that were awarded to four of your executives on July 20, 2004 in connection with
their employment agreements.   Tell us how you determined the fair
value of the underlying common stock at the time you granted such awards and options. Explain how you considered the $15.50 value of your common stock on August 4, 2004 in the determination of the fair value of your stock at the grant date.

58. Further, we note the award of 37,500 options with a grant price of $10.27 to non-employee directors on July 20, 2004. Tell us how you plan to account for such awards.

Item 17. Undertakings

59. You may not incorporate subsequent Exchange Act documents by reference into your Form S-1. Please remove the Item 512(b) undertaking you have listed.

Exhibit 5.1

60. Please note that a clean opinion is required with every takedown from the shelf registration statement.

Form S-4 filed August 5, 2004

61. To the extent applicable, revise to comply with the comments above.

62. Prior to effectiveness, please provide us with a supplemental letter stating that you are registering the exchange offer based upon the staff`s position in the Exxon Capital Holdings Corporation (May 13, 1988), Shearman & Sterling (July 2, 1993) and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Shearman & Sterling and Morgan Stanley & Co. Incorporated.

Please explain to us how you believe the exchange offer fits within the Exxon Capital no-action letters, including addressing the two different issuers of debt for the respective private and public offerings.

*	*	*	*

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Nicole Holden, Staff Accountant, at (202) 942-5265, or Ivette Leon, Senior Staff Accountant, at (202) 942-1982, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at
(202) 942-1916, or Jennifer Hardy, Senior Staff Attorney, at (202) 942-2864, with any other questions.


					Sincerely,




					Larry Spirgel
					Assistant Director


cc:	Robert Wild, Esq.
	Mayer, Brown, Rowe & Maw LLP (by facsimile)
Mr. Yager
IPCS, Inc.
September 10, 2004
Page 13